Exhibit 12.1
Transcontinental Gas Pipe Line Corporation
Computation of Ratio of Earnings to Fixed Charges
 Thousands of Dollars, except ratios
(UNAUDITED)

						For the	For the
	For the Year Ended December 31,					Six Months	Six Months
						Ended	Ended
						June 30,	June 30,
	2001	2002	2003	2004	2005	2005	2006

Earnings Available for Fixed Charges:

Net Income	$128,996	$160,739	$193,538	$179,454	$185,315	$94,429	$79,837

Adjustment for distributed income of equity investees	4,139	461	527	434	302	633	(104)

Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	92,280	95,583	91,667	88,968	80,105	40,046	38,222

Federal income taxes	43,966	71,165	75,839	68,707	96,420	46,472	16,824

Deferred federal income taxes	26,912	25,186	28,909	28,331	(1,710)	4,095	25,903

State and Municipal income taxes	9,194	13,589	14,143	14,883	15,229	6,574	5,962

Total	$305,487	$366,723	$404,623	$380,777	$375,661	$192,249	$166,644

Fixed Charges:

Interest on long-term debt	$67,799	$80,303	$84,354	$84,397	$75,603	$37,839	$40,684

Other interest expense (includes intercompany)	20,336	10,770	2,260	2,061	1,916	885	(4,076)

Portion of rents representative of the interest factor, including amounts capitalized	7,132	6,950	5,188	1,000	1,205	657	618

Amortization of debt expense, discount and premium	122	722	1,718	1,797	1,655	824	1,163

Total	$95,389	$98,745	$93,520	$89,255	$80,379	$40,205	$38,389

Ratio of earnings to fixed charges	3.20	3.71	4.33	4.27	4.67	4.78	4.34

For purposes of calculating the ratio of earnings to fixed charges:

(a)	Earnings represent the aggregate of pre-tax income, adjusted for distributed income of equity investees, and fixed charges, net of interest capitalized.

(b)	Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.